                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 17)*


                            Polaroid Corporation
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                731095  105
                               (CUSIP Number)

                         Stewart M. Robertson, Esq.
                            Sullivan & Cromwell
                   125 Broad Street, New York, N.Y.  10177
                              (212) 558-4000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                                 May 31, 1996
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corporate Partners, L.P.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [ X]

                                                (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,635,350 shares of Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P. has the right to acquire upon exercise of all of its CRs)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES
                                                      [  ]
- ------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) The securities beneficially owned represent approximately 7.29% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P. has the right to acquire upon exercise of all of its CRs).

- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                        PN
- ------------------------------------------------------------

- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corporate Offshore Partners, L.P.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [ X]

                                                (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      250,184 shares of Common Stock (assuming conversion of all Subordinated Debentures which Corporate Offshore Partners, L.P. has the right to acquire upon exercise of all of its CRs)

- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
- ------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) The securities beneficially owned represent approximately 0.50% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which Corporate Offshore Partners, L.P. has the right to acquire upon exercise of all of its CRs).

- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                        PN
- ------------------------------------------------------------

- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      State Board of Administration of Florida
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [ X]

                                                (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             110,003
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      532,157 shares of Common Stock (assuming conversion of all
      Subordinated Debentures which the State Board of Administration of Florida has the right to acquire upon exercise of all of its CRs)
- ------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      The securities beneficially owned represent approximately 1.07% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which the State Board of Administration of Florida has the right to acquire upon exercise of all of its CRs).

- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                              OO
- ------------------------------------------------------------

- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corporate Advisors, L.P.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [ X]

                                                (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              4,307,688 (assuming conversion of all
    EACH                Subordinated Debentures which Corporate
  REPORTING             Partners, L.P., Corporate Offshore
   PERSON               Partners, L.P. and the State Board of
    WITH                Administration of Florida have the right to acquire
                        upon exercise of all of their CRs)
                  ----------------------------------------
                  9.    SOLE DISPOSITIVE POWER
                        -0-
                  ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        4,307,688 (assuming conversion of all  Subordinated
                        Debentures which Corporate Partners, L.P.,
                        Corporate Offshore Partners, L.P. and the State
                        Board of

                        Administration of Florida have the right to acquire upon exercise of all of their CRs)
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      4,307,688 shares of Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration of Florida have the right to acquire upon exercise of all of their CRs)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      The securities beneficially owned represent approximately 8.65% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration of Florida have the right to acquire upon exercise of all of their Conversion Receipts).

- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                                    PN
- ------------------------------------------------------------

- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LFCP Corp.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [X ]

                                                (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              4,307,688 (assuming conversion of all
    EACH                Subordinated Debentures which Corporate
 REPORTING              Partners, L.P., Corporate Offshore
PERSON WITH             Partners, L.P. and the State Board of
                        Administration of Florida have the right to acquire
                        upon exercise of all of their CRs)
                  ----------------------------------------
                  9.    SOLE DISPOSITIVE POWER
                        -0-
                  ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        4,307,688 (assuming conversion of all Subordinated
                        Debentures which Corporate Partners, L.P., Offshore
                        Partners, L.P. and the State Board of
                        Administration of

                        Florida have the right to acquire upon exercise of all of their CRs)
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      4,307,688 shares of Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration of Florida have the right to acquire upon exercise of all of their CRs)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      The securities beneficially owned represent approximately 8.65% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration of Florida have the right to acquire upon exercise of all of their CRs)

- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                              PN
- ------------------------------------------------------------

            This Amendment No. 17, dated May 31, 1996, amends the Schedule 13D dated February 7, 1989, as heretofore amended (the "Schedule 13D"), filed on behalf of Corporate Partners, L.P., a Delaware limited partnership ("Corporate Partners"), Corporate Offshore Partners, L.P., a Bermuda limited partnership ("Corporate Offshore Partners"; Corporate Partners and Corporate Offshore Partners being referred to collectively as the "Partnerships"), State Board of Administration of Florida, a body corporate organized under the constitution of the State of Florida ("Florida"; the Partnerships and Florida being referred to collectively as the "Purchasers"), Corporate Advisors, L.P., a Delaware limited partnership and general partner of the Partnerships which also serves as investment manager for account assets held in a certain custody account for Florida; and LFCP Corp., a Delaware corporation and general partner of Corporate Advisors, L.P., all the shares of capital stock of which are owned by Lazard Freres & Co. L.L.C., a New York limited liability company ("Lazard") (collectively, the "Reporting Persons"), by adding the following additional information:

Item 4.     Purpose of Transaction.

            The first and second paragraphs of text under the heading "Exercise of Registration Rights" in Item 4 are hereby deleted and replaced in their entirety with the following:

                  On December 20, 1995, the Tax Partner, on behalf of the Purchasers, delivered a notice (the "Notice") to the Trustee under Section 8.10 of the Trust Agreement instructing the Trustee to deliver to the Company a request under Section 2.1(a) of the Registration Rights Agreement that the Company effect the shelf registration of the Subordinated Debentures and shares of Common Stock issuable upon conversion thereof for offer and sale from time to time by the holders thereof. A copy of such Notice has previously been filed as an exhibit to this Statement and is incorporated herein by this reference.
      On February 8, 1996, the Company filed a registration statement on Form S-3 (File No. 333-0791) (the "Registration Statement") registering for sale to the public up to $140,000,000 aggregate principal amount of the Subordinated Debentures and the shares of Common Stock issuable upon conversion thereof. Such Registration Statement has not been declared effective by the Securities and Exchange Commission.

      Sale of CRs and Shares of Tax Partner

                  The Purchasers and the Company have entered into a purchase agreement (the "Purchase Agreement"), effective June
      3, 1996, under which the Purchasers have agreed to sell to the Company, and the Company has agreed to purchase from the Purchasers, (i) the respective number of CRs held by the Purchasers, at a purchase price of $0.384615 per CR (equivalent to $12.50 per each share of Common Stock that a CR gives the holder thereof the right to acquire upon exercise of the CR in accordance with the terms of the Trust Agreement and conversion of the Debentures) and (ii) the respective number of shares of the Tax Partner (the "Shares") held by the Purchasers, at a purchase price equivalent to $692.3125 per Share, plus accrued but unpaid interest on the SDRs held by the Tax Partner to the closing. A copy of the Purchase Agreement is filed as an exhibit to this Statement and incorporated by reference herein.

                  It is a condition of the closing of the purchase and sale of the CRs under the Purchase Agreement that the Trust Agreement be amended to permit the offer and sale of CRs and SDRs to institutional accredited investors within the meaning of Rule 501(a)(1), (2) or (3) of Regulation D under the Securities Act. A copy of a draft of the Amendment to the Trust Agreement is filed as an exhibit to this Statement and incorporated by reference herein. It is a condition to the closing of the purchase and sale of the Shares that the holders of SDRs representing 66 2/3% of the outstanding SDRs agree to such transfer and the assumption by the Company of certain obligations of the Purchaser as described in the second sentence of the following paragraph and that the officers and directors of the Tax Partner resign on or prior to such closing.

                  Under the Purchase Agreement, each of the Purchasers has agreed to reimburse the Company on a basis pro rata to their ownership of Shares of the Tax Partner for certain fees and expenses and certain losses, claims, damages or liabilities, as further described in the Purchase Agreement, in connection with the Tax Partner's obligations under the Trust Agreement. In addition, the Company has agreed to assume, subject to the consent of holders of SDRs as described above, the obligations of all of the Purchasers under the Subscription Agreement, dated November 25, 1992 (the "Subscription Agreement"), between each of the Purchasers and the Tax Partners, relating to their commitment to provide up to $16 million, in the aggregate, as equity contributions to the Tax Partner in certain circumstances. A copy of the Subscription Agreement is attached as an exhibit hereto and incorporated by reference herein.

                  Lester Pollack has agreed to continue to be a director of the Company following the sale of the Reporting Persons' CRs to the Company.

Item 5.     Interest in Securities of the Issuer.

            The second paragraph of text of Item 5 is hereby deleted and replaced in its entirety with the following:

                  Thus, as to each Purchaser, giving effect to the conversion of its CRs and its conversion of all Subordinated Debentures beneficially owned by it (but not to the conversion of Subordinated Debentures beneficially owned by any other Purchaser), and attributing the ownership of $500,000 principal amount of Subordinated Debentures owned by the Tax Partner to the Purchasers in accordance with their percentage ownership of the capital stock of the Tax Partner as of the date hereof,
      (i) Corporate Partners beneficially owns 3,635,350 shares of Common Stock, representing approximately 7.29% of the outstanding shares of Common Stock, (ii) Corporate Offshore Partners beneficially owns 250,184 shares of Common Stock, representing approximately 0.50% of the outstanding shares of Common Stock and (iii) Florida beneficially owns 532,157 shares of Common Stock, of which 422,154 shares of Common Stock were acquired pursuant to the Exchange Agreement and 110,003 shares of Common Stock were acquired in the ordinary course of Florida's investment activities, together representing approximately 1.07% of the outstanding shares of Common Stock. By virtue of Corporate Advisors, L.P.'s relationship with the Partnerships and Florida, and LFCP Corp.'s relationship with Corporate Advisors, L.P., Corporate Advisors, L.P. and LFCP Corp., each may be deemed to beneficially own 4,307,688 shares of Common Stock, representing approximately 8.65% of the outstanding shares of Common Stock (assuming conversion of all Subordinated Debentures beneficially owned by the Purchasers).

              The third paragraph of text of Item 5 is hereby deleted and replaced in its entirety with the following:

              The Subordinated Debentures are not voting securities.
       Neither the Partnerships nor Florida would have any power to vote or to direct the vote of the voting securities indicated above as benefically owned by it (if such securities were issued), and neither the Partnerships nor Florida has the power to dispose or to direct the disposition of any securities indicated above as benefically owned by it. However, as to the 110,003 shares of Common Stock purchased by Florida in the ordinary course of its investment activities, Florida has the sole power to vote or to direct the vote of such shares of Common Stock. Corporate
       Advisors, L.P., as general partner of the Partnerships and investment manager over the securities owned by Florida which are held in a certain custody account, and LFCP Corp., as general partner of Corporate Advisors, L.P., might be deemed to have shared power to vote or to direct the vote of the voting securities indicated above as benefically owned by the Partnerships and Florida (with the exception of the 110,003 shares of Common Stock purchased by Florida in the ordinary course of its investment activities), if such securities were issued. Corporate Advisors, L.P. and LFCP Corp. may be deemed to have shared power to dispose or to direct the disposition of all securities indicated above as benefically owned by the Partnerships and Florida (with the exception of the Common Stock purchased by Florida in the ordinary course of its investment activities) to the extent described above.

            The fourth paragraph of text of Item 5 is hereby deleted and replaced in its entirety with the following:

                  The percentages calculated in this Item 5 are based upon 45,491,363 shares of Common Stock indicated as outstanding as of May 3, 1996 in the Company's Form 10-Q for the quarter ended March 31, 1996 plus 4,307,688 shares issuable upon conversion of the Subordinated Debentures.

Item 7.     Material to be Filed as Exhibits

            Exhibit 1. Purchase Agreement, dated May 31, 1996, between Corporate Partners, L.P., Corporate Offshore Partners, L.P., and State Board of Administration of Florida and Polaroid Corporation

            Exhibit 2. Draft Amendment to the Trust Agreement, dated as of November 20, 1992, among Corporate Partners, L.P., Corporate Offshore Partners, L.P., State Board of Administration of Florida, each as Grantor, Sub Debt Partners Corp., as Tax Partner, and Chemical Bank, as Trustee

            Exhibit 3. Subscription Agreement, dated as of November 25, 1992, between Sub Debt Partners Corp., Corporate Partners, L.P., Corporate Offshore Partners, L.P., and State Board of
                              Administration of Florida

                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Date:     May 31, 1996


                              CORPORATE PARTNERS, L.P.

                              By  Corporate Advisors, L.P.
                                  General Partner

                                  By LFCP Corp.
                                  General Partner



                                  By /s/ Lester Pollack
                                    Name:  Lester Pollack
                                    Title: Treasurer


                              CORPORATE OFFSHORE PARTNERS, L.P.

                              By Corporate Advisors, L.P.
                                  General Partner

                                  By LFCP Corp.
                                  General Partner


                                  By /s/ Lester Pollack
                                    Name:  Lester Pollack
                                    Title: Treasurer

                                  STATE BOARD OF ADMINISTRATION
                                     OF FLORIDA

                                  By Corporate Advisors, L.P.
                                      Attorney-in-Fact

                                      By LFCP Corp.
                                      General Partner




                                      By \s\ Lester Pollack
                                        Name:  Lester Pollack
                                        Title: Treasurer

                                  CORPORATE ADVISORS, L.P.

                                          By LFCP Corp.
                                          General Partner



                                          By \s\ Lester Pollack
                                            Name:   Lester Pollack
                                            Title:  Treasurer


                                  LFCP CORP.



                                          By \s\ Lester Pollack
                                            Name:   Lester Pollack
                                            Title:  Treasurer

                               Exhibit Index

1. Purchase Agreement, dated May 31, 1996, between Corporate Partners, L.P., Corporate Offshore Partners, L.P., and State Board of
      Administration of Florida and Polaroid Corporation

2. Draft Amendment to the Trust Agreement, dated as of November 20, 1992, among Corporate Partners, L.P., Corporate Offshore Partners, L.P., State Board of Administration of Florida, each as Grantor, Sub Debt Partners Corp., as Tax Partner, and Chemical Bank, as Trustee

3. Subscription Agreement, dated as of November 25, 1992, between Sub Debt Partners Corp., Corporate Partners, L.P., Corporate Offshore Partners, L.P., and State Board of Administration of Florida